UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, October 1st 2003

Reuters:           EDPP.IN / EDP.N

Bloomberg:     EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel:  +351 21 001 2834

Fax:  +351 21 001 2899

Email:	ir@edp.pt
Site:	www.edp.pt

EDP SELLS ITS REMAINING STAKE IN IBERDROLA, S.A.

Following EDP’s announced intention to sell its remaining stake in the share capital of the Spanish electricity company Iberdrola,S.A., EDP Participações, SGPS, S.A., a wholly owned subsidiary of EDP, sold 17,050,000 shares representing a 1.89% stake in the share capital of Iberdrola, S.A., for € 246,202,000, to BANCAJA, Caja de Ahorros de Valencia, Castellõn y Alicante.

As a result of this transaction and the transaction communicated to the market on the 26th September 2003, EDP Participações SGPS. S.A. no longer has any stake in Iberdrola, S.A.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

EDP - Electricidade de Portugal, S.A.      Sede: Praça Marquês de Pombal, 12        1250-162 Lisboa        Portugal
Capital Social: € 3,000,000,000        Matrícula: 1805 da C.R.C. Lisboa         Pessoa Colectiva 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 6, 2003

EDP- Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer